Filed by Oclaro, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Opnext, Inc.:

(Commission File No.: 001-33306)

Oclaro Urges Shareholders to Vote Today in Favor of the Proposed Merger with Opnext

Votes to Date Overwhelmingly in Favor of Merger; Quorum Required to Close

San Jose, Calif. – July 16, 2012 – Oclaro, Inc. (Nasdaq: OCLR), a tier-one provider and innovator of optical communications and laser solutions, is urging shareholders to cast their votes in favor of the proposed merger with Opnext and in favor of the related increase in authorized shares. As of July 16, 2012, more than 45% of shareholders have cast their vote, with over 97% voting to approve all proposals required to effect the merger. Votes must be cast promptly in order to be counted in the special meeting of shareholders tomorrow, July 17, 2012, at 10:00 a.m. PDT.

“Our shareholders have overwhelmingly voted in favor of the proposed merger so far,” said Alain Couder, chairman and CEO. “They recognize the significant synergies that the merger between Oclaro and Opnext will deliver. As a result of the merger, Oclaro will become the #2 global supplier of optical modules, components and subsystems for the large and fast growing telecommunications, data communications, industrial and consumer markets. We urge shareholders to vote in favor of the proposed merger today.”

How to Vote

We urge all shareholders of record (i.e. who held shares on May 23, 2012) to vote their shares today, by following either the telephone or internet voting instructions that were enclosed with the proxy materials sent to them previously. Stockholders eligible to vote who did not receive voting instructions or who have misplaced their proxy materials can obtain the information required to vote by sending an email to stockadmin@oclaro.com. Stockholders must include their full name and zip code in the email to obtain the voting control information.

About Oclaro

Oclaro, Inc. (NASDAQ: OCLR) is a tier-one provider and innovator of optical communications and laser components, modules and subsystems for a broad range of diverse markets, including telecommunications, industrial, scientific, consumer electronics and medical. Oclaro is a global leader, dedicated to photonics innovation with cutting-edge research and development (R&D) and chip fabrication facilities in the U.S., U.K., Switzerland, Israel, Korea and Italy, and in-house and contract manufacturing sites in China and Thailand with design, sales and service organizations in each of the major regions around the world. www.oclaro.com.

Forward-Looking Statements

This press release, including statements by management, contain statements about management’s future expectations, plans or prospects and its business, and together with the assumptions underlying these statements contains forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: (i) statements about the benefits of the merger involving Oclaro and Opnext, including potential synergies and cost savings and the timing thereof; (ii) future financial and operating results following the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities for the combined company; (v) the impact on the merger on the market for the combined company’s products; (vi) the non-GAAP operating income and integration costs of the combined company; and (vii) other statements identified by words such as “potential,” “expected,” “plan,” “estimate,” “intend,” “will,” “should”, “believe”, “target”, or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Oclaro’s and Opnext’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Oclaro and Opnext. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the failure of the merger to close for any reason; (ii) the competitive position and opportunities for the combined company; (iii)general business and economic conditions; (iv) the performance of financial markets; (v) risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval and regulatory agencies might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; (vi) the impact on the merger on the markets for the combined companies optical, industrial and consumer products; (vii) the failure of the combined company to realize synergies and cost-savings from the transaction or delay in realization thereof; (viii) the businesses or employees of Oclaro and Opnext not being combined and integrated successfully, or such combination taking longer or being more difficult, time-consuming or costly to accomplish than expected; (ix) operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties; (x) the future performance of the combined company following the closing of the merger; (xi) the combined company’s ability to maintain gross margins; (xii) effects of fluctuating product mix on results; (xiii) the combined company’s ability to timely develop and commercialize new products; (xiv) the combined company’s ability to respond to evolving technologies and customer requirements; (xv) the combined company’s dependence on a limited number of customers for a significant percentage of its projected revenues; (xvi) the combined company’s ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources; (xvii) increased costs related to downsizing and compliance with regulatory requirements in connection with such downsizing, competition and pricing pressure; (xviii) the combined company’s potential lack of availability of credit or opportunity for equity based financing; (xix) the combined company’s risks associated with international operations; (xx) the combined company’s outcome of tax audits or similar proceedings; and (xxi) the outcome of pending litigation against Oclaro or Opnext. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the proxy materials previously distributed to Oclaro’s stockholders and the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Oclaro with the Securities and Exchange Commission. They each anticipate subsequent events and developments may cause their views and expectations to change. Oclaro does not assume any obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release is being issued in connection with the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, each of Oclaro and Opnext has mailed the Proxy Statement to its stockholders, and each of Oclaro and Opnext may file other documents with the SEC regarding the proposed transaction. Investors and security holders of Oclaro and Opnext are urged to carefully read the Proxy Statement and other documents filed with the SEC by Oclaro and Opnext as they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro’s website at www.oclaro.com or Opnext’s website at www.opnext.com or the SEC’s website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the Proxy Statement. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro’s definitive proxy statement dated (and filed with the SEC on) September 9, 2011.

Contact Information

Jim Fanucchi

Summit IR Group Inc.

+1 408-404-5400

ir@oclaro.com

Copyright 2012. All rights reserved. Oclaro, the Oclaro logo, and certain other Oclaro trademarks and logos are trademarks and/or registered trademarks of Oclaro, Inc. or its subsidiaries in the US and other countries. All other trademarks are the property of their respective owners. Information in this release is subject to change without notice.